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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40349

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2003 (MM/DD/YY) AND ENDING 12-31-2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FM PACIFIC CAPITAL MANAGEMENT, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17700 CASTLETON ST., #350
(No. and Street)

CITY OF INDUSTRY (City) CA. (State) 91748 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WAI B. CHAN, C.P.A.
(Name – *if individual, state last, first, middle name*)

624 S. PROSPERO DRIVE, (Address) COVINA, (City) CA. (State) 91723 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, FRANK MA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FM PACIFIC CAPITAL MANAGEMENT, INC., as of DEC. 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Frank Ma
Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of LOS - ANGELES } ss.

On FEB. 25th 2004 before me, YOGESH B. DESAI,
Date — Name and Title of Officer (e.g., "Jane Doe, Notary Public")

personally appeared FRANK WING MA,
Name(s) of Signer(s)

☑ personally ~~known to me~~
☑ proved to me on the basis of satisfactory evidence

to be the person(~~s~~) whose name(~~s~~) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity(~~ies~~), and that by his/~~her/their~~ signature(~~s~~) on the instrument the person(~~s~~), or the entity upon behalf of which the person(~~s~~) acted, executed the instrument.

YOGESH B. DESAI
Commission # 1308616
Notary Public - California
Los Angeles County
My Comm. Expires Jun 10, 2005

WITNESS my hand and official seal.

Yogesh B. Desai
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: OATH OR AFFIRMATION

Document Date: FEB. 25th 2004 Number of Pages: ONE

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer

Signer's Name: ______

☐ Individual
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Attorney-in-Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Wai B. Chan
Certified Public Accountant
624 So. Prospero Drive
Covina, California 91723
(818) 331-7845

Member:
American Institute Of CPAs
California Society Of CPAs

INDEPENDENT ACCOUNTANT'S OPINION

To the Board of Directors
FM Pacific Capital Management, Inc.
17700 Castleton Street, Suite 350
City of Industry, CA 91748

I have audited the accompanying statement of financial condition of FM Pacific Capital Management, Inc. (an S Corporation) as of December 31, 2003, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FM Pacific Capital Management, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules of computation of net equity and reconciliation of net capital are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wai B. Chan, C.P.A.

Covina, California
February 9, 2004

Wai B. Chan
Certified Public Accountant
624 So. Prospero Drive
Covina, California 91723
(818) 331-7845

Member:
American Institute Of CPAs
California Society Of CPAs

To the Board of Directors
FM Pacific Capital Management, Inc.
17700 Castleton Street, Suite 350
City of Industry, CA 91748

As required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by FM Pacific Capital Management, Inc. I considered relevant to the objectives as stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) and the reserve required by rule 15c3-3(c) in making the quarterly securities examinations, counts, verifications, comparisons, and the recordation of differences required by rule 17a-13 in complying with requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The Management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibilities, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in the conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weakness in the system, Accordingly, I do not express an opinion on the system of internal accounting control of FM Pacific Capital Management, Inc., taken as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this reports are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purposes.

Wai B. Chan, C.P.A.

Covina, California
February 9, 2004

FM PACIFIC CAPITAL MANAGEMENT, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

DECEMBER 31, 2003

FM PACIFIC CAPITAL MANAGEMENT, INC.
DECEMBER 31, 2003

INDEX

FM PACIFIC CAPITAL MANAGEMENT, INC
BALANCE SHEET
DECEMBER 31, 2003

(See Independent Accountant's Audit Report)

ASSETS

CURRENT ASSETS		
Cash in bank		$ 15,643
Total Current Assets		15,643
FIXED ASSETS – at cost, net of depreciation (Note C)		-
OTHER ASSETS		
Investments		22,000
Organization costs – at cost, net of amortization (Note D)		-
Total Assets		$ 37,643

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES		
Accrued liabilities		$ -
COMMITMENTS AND CONTINGENCIES (Note E)		-
SHAREHOLDER'S EQUITY		
Common stock	$ 10,000	
Additional paid in capital	153,080	
Retained earnings (deficits)	(125,437)	37,643
Total Liabilities and Shareholder's Equity		$ 37,643

The accompanying notes are an integral part of these financial statements

FM PACIFIC CAPITAL MANAGEMENT, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003

(See Independent Accountant's Audit Report)

Income		$ 24,868
Expenses		
Advertising	$ 2,919	
Computer	89	
Data processing	366	
Dues and subscriptions	5,872	
Insurance	236	
Legal and accounting	1,600	
Office expenses	2,177	
Quotation	1,290	
Rent	18,379	
Repairs and maintenance	143	
Taxes and licenses	130	
Telephone	3,152	
Travel	500	36,853
Loss from Operations		(11,985)
Loss before provision for income taxes		(11,985)
Provision for income taxes		800
Net Loss		$ (12,785)

The accompanying notes are an integral part of these financial statements

FM PACIFIC CAPITAL MANAGEMENT, INC.
STATEMENT OF SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

(See Independent Accountant's Audit Report)

	Common Stock	Paid in Capital	Retained (Deficit)	Total
Balance, December 31, 2002	$ 10,000	$ 153,080	$ (112,652)	$ 50,428
Net Loss	-	-	(12,785)	(12,785)
Balance, December 31, 2003	$ 10,000	$ 153,080	$ (125,437)	$ 37,643

The accompanying notes are an integral part of these financial statements

FM PACIFIC CAPITAL MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

(See Independent Accountant's Audit Report)

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (12,785)
Adjustment to reconcile net (loss) to net cash provided	
By operating activities:	
Depreciation and amortization	-
Decrease in accrued liabilities	-
Net cash used by operating activities	(12,785)
NET DECREASE IN CASH	(12,785)
CASH, DECEMBER 31, 2002	28,428
CASH, DECEMBER 31, 2003	$ 15,643

The accompanying notes are an integral part of these financial statements

FM PACIFIC CAPITAL MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2003

NET CAPITAL

Total Assets		$ 37,643
Less: Total Liabilities		-0-
Net Capital		37,643
Additions to Net Capital		-
Capital before Deductions		37,643
Deduction & charges to net capital	$ -	
Non-allowable assets	22,000	
Other deduction & charges	-	22,000
Net Capital before Haircuts on Securities Positions		15,643
Net Capital		$ 15,643
Minimum Net Capital Required		5,000
Excess Net Capital		$ 10,643

AGGREGATE INDEBTEDNESS

Total Aggregate indebtedness (AI)	-
Ratio of AI to Net Capital	N/A

The following is a reconciliation, as of December 31, 2003 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4).

NONE REQUIRED

The accompanying notes are an integral part of these financial statements

FM PACIFIC CAPITAL MANAGEMENT, INC.
RECONCILIATION OF NET EQUITY
DECEMBER 31, 2003

Net Income, as reported under Part IIA of the Quarterly Report

For the 1st quarter ending March 31, 2003	$ (6,389)
For the 2nd quarter ending June 30, 2003	(4,765)
For the 3rd quarter ending September 30, 2003	(1,098)
For the 4th quarter ending December 31, 2003	(533)
Total net loss, for the year ending December 31, 2003	(12,785)
Net loss as reported in Audited Financial Statements	(12,785)
Retained earnings (deficits) – January 1, 2003	(112,652)
Retained earnings (deficits) – December 31, 2003	(125,437)
Additional paid in equity	153,080
Net additional paid in equity and retained earnings	27,643
Common stock	10,000
Net equity – December 31, 2003	$ 37,643

There is no material differences between the Focus Report and this financial statements audit.

The accompanying notes are an integral part of these financial statements

FM PACIFIC CAPITAL MANAGEMENT, INC.
NOTES TO FINANCIAL STAEMENTS
DECEMBER 31, 2003

(See Independent Accountant's Audit Report)

NOTE A – NATURE OF OPERATION

FM Pacific Capital Management, Inc. (formerly known as Pacific Capital Management, Inc.) was incorporated in the State of California. The Company is engaged in asset management and investing counseling. The Company is an authorized broker of securities in City of Industry, California.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies adopted by the Company in the preparation of these financial statements. These policies conform to generally accepted accounting principles.

Cash and Cash Equivalents

For purpose of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Depreciation

Fixed assets are carried at cost, less accumulated depreciation. Depreciation expenses are computed under the straight-line method using estimated useful lives that range from three to ten years.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed the accounts, and any resulting gains or losses are reflected as income for the period. The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals or betterments are capitalized.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affected the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of financial statements, as well as the reported amounts of revenues and expenses during the actual period. Actual results could differ from those estimates.

NOTE C – FIXED ASSETS

Fixed assets consist of the following on December 31, 2003

	Cost	Accumulated Depreciation	Net Book Value
Machinery and equipment	$ 10,607	$ 10,607	-
Furniture and fixtures	7,992	7,992	-
Leasehold Improvements	1,066	1,066	-
	$ 19,665	$ 19,665	-

NOTE D – ORGANIZATION COSTS

Organization costs represent expenses incurred during the year and are amortized over a five-year period. They are presented in the financial statements at net value. Organization costs on December 31, 2003 is $ 0.

NOTE E – COMMITMENT AND CONTINGENCIES

The Company leases real property under a non-cancelable lease. The Company has an option to renew the non-cancelable lease for an additional three-year term beginning August 1, 1995. The lease expired on August 1, 1998.